SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MARCH TRAFFIC DOWN 1%

79.3M PAX CARRIED IN 12 MONTHS TO MARCH 13 (UP 5%)

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (3 Apr) released passenger and load factor stats for March 2013, during which its monthly traffic fell - as previously guided by 1% over March 2012 as Ryanair grounded up to 80 aircraft.

Ryanair's traffic and load factor stats for March 2013 are as follows:

	Mar 12	Mar 13	Change	Yr to Mar 13
Passengers	5.5M	5.4M	-1%	79.3M (+5%)
Load Factor	78%	79%	+1%	82%

Ryanair's Robin Kiely said:

"As previously guided, Ryanair's adjusted March 2013 traffic fell by 1% over March 2012 as we grounded up to 80 aircraft. However, Ryanair's load factor increased by 1% and we enjoyed a record 12-month period with almost 80m passengers choosing one of our ultra-low fares since March 2012."

For further information
please contact:
                                                                                     Robin Kiely                            Joe Carmody
                                                                                     Ryanair Ltd                            Edelman Ireland
                                                                                     Tel: +353-1-8121212           Tel: +353-1-6789333
                                                                                      press@ryanair.com             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 April, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary